Exhibit 1

P R E S S  R E L E A S E

Contacts
Shirley Nakar AudioCodes Tel: +972-3-976-4072 shirley.nakar@audiocodes.com	Kristy Needham Alan Weinkrantz And Company Tel: 210-861-9875 kristyn@weinkrantz.com	Ron Romanchik Ai-Logix Tel : 732-469-0880 rromanchik@ai-logix.com

AudioCodes announces acquisition of Ai-Logix

Acquisition to expand AudioCodes' voice over packet communications boards business into the call logging and recording market

Lod, Israel–May 12, 2004 – AudioCodes Ltd. (Nasdaq: AUDC), a leading provider of Voice over Packet (VoP) technologies and Voice Networks products today announced that it has acquired privately-held Ai-Logix, Inc., of Somerset, New Jersey. Ai-Logix is a leading provider of advanced voice recording hardware technology for the call logging and voice recording industries. Ai-Logix had revenues of approximately $13 million in 2003.

AudioCodes paid $10 million in cash at the closing for all of the outstanding shares of Ai-Logix.  In addition, AudioCodes will be required to pay an additional purchase price in 2005 based on the achievement of revenue milestones by the Ai-Logix business in 2004. This installment is currently estimated to be up to $10 million. Upon closing of the acquisition, Ai-Logix became a wholly owned subsidiary of AudioCodes Inc., which is a wholly-owned subsidiary of AudioCodes Ltd. Ai-Logix’s current management will remain in place.

A recent Venture Development Corporation VoP market study names AudioCodes a leader in the VoP communication boards market with a market share of 30% to 35%. According to Datamonitor, the contact center market and the call logging and recording industries are rapidly adopting IP-based networking solutions. With the acquisition of Ai-Logix, AudioCodes plans to enter the call recording market with its VoP communications boards by leveraging Ai-Logix’s technology, strategic partnerships and customer base.

Recent trends evidence a growing momentum in the use of voice over packet technology in new network deployments and an expected shift of communications budgets in the enterprise market towards IP-based architectures. The call recording industry is experiencing similar trends. According to Datamonitor, revenues of the entire voice recording products market were approximately $900 million in 2003 and are expected to grow to $1.3 billion by 2007, with revenues of complete hardware based solutions constituting roughly 35% of this market. A significant portion of future voice recording and call logging revenues is expected to be generated from deployments of VoIP architectures.

“We are impressed with Ai-Logix’s successful track record in defining and implementing company strategy and responding effectively to changing customer requirements,” said Shabtai Adlersberg, President and CEO of AudioCodes.  “Ai-Logix is a leading vendor in the call logging market and its products are designed into the solutions of major vendors in the call logging industry including Verint Systems, Inc., Witness Systems, Mercom Systems, Envision, Voice Print and E-talk. We are pleased to welcome Ai-Logix’s employees to the AudioCodes' worldwide team.”

“Integrating AudioCodes’ VoIP capabilities into our products will enable us to provide our customers  with enriched functionality in accordance with evolving telecommunication technologies,” said  Moshe Tal, President and CEO of Ai-Logix.

AudioCodes' management will discuss the matters referenced herein in a conference call this Thursday morning (May 13, 2004) at 9:00 a.m. (EDT). Those who wish to listen to the call live over the web may do so by going to the following site: www.audiocodes.com

About Ai-Logix

Ai-Logix, Inc., Somerset, NJ, is a leading provider of advanced voice recording technology and integration cards for the call recording and voice/data logging industries. Ai-Logix is a leading card supplier on the open market to maintain products in all segments of the industry including: passive analog trunk interface cards, passive digital trunk interface cards, passive digital PBX telephone integration cards as well as terminate card solutions. For more information, please visit www.ai-logix.com, or call 732-469-0880.

About AudioCodes

AudioCodes Ltd. (Nasdaq: AUDC) enables the new voice infrastructure by providing innovative, reliable and cost-effective Voice over Packet technology and Voice Network products to OEMs, network equipment providers and system integrators.  AudioCodes provides its customers and partners with a diverse range of flexible, comprehensive media gateway and media processing technologies, based on VoIPerfect™ – AudioCodes’ underlying, best-of-breed, core media gateway architecture. The company is a market leader in voice compression technology and is a key originator of the ITU G.723.1 standard for the emerging Voice over IP market.  AudioCodes voice network products feature media gateway and media server platforms for packet-based applications in the wireline, wireless, broadband access, and enhanced voice services markets. AudioCodes enabling technology products include VoIP and CTI communication boards, VoIP media gateway processors and modules, and CPE devices.  Its customers include the leading telecom and data network equipment providers globally.  AudioCodes’ international headquarters and R&D facilities are located in Israel, with U.S. headquarters in San Jose, California.  Additional offices are in Boston, Chicago, Beijing, Tokyo, Paris and London. For more information on AudioCodes, visit www.audiocodes.com or call +1 (408) 577-4088.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular;

shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, Ardito, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia are trademarks or registered trademarks of AudioCodes Ltd.   Ai-Logix is a trademark of Ai-Logix Inc. All other products or trademarks are property of their respective owners.